ANNUAL
INFORMATION
FORM

MAY 9, 2003

RUSSEL METALS INC., SUITE 210, 1900 MINNESOTA COURT, MISSISSAUGA, ONTARIO
CANADA L5N 3C9

TABLE OF CONTENTS

	Page		Page

Russel Metals Inc.	3	Environmental Regulation	13
History of the Company	3	Present Actions	13
Business of the Company	3	Potential Actions	16
General	3	General Development of the Business	16
Recent Developments	4	Properties	17
Description of the Business	4	Selected Consolidated Financial Information	19
Industry Overview	4	Summarized Quarterly Consolidated Financial Information	21
Competitive Strengths	5	Selected Consolidated Financial Information	22
Business Strategy	6	Market for the Securities of Russel Metals Inc.	22
Products, Services and Customers	8	Dividend Records	23
Revenue by Product	10	Employees	23
Suppliers	10	Major Subsidiaries	24
Competition	11	Management's Discussion and Analysis	24
Volatility of Metal Prices and Cyclical Nature of Business	12	Directors and Executive Officers	25
Exchange Rate Fluctuation	12	Additional Information	27

RUSSEL METALS INC.

             Russel Metals Inc. (Russel Metals or the Company) is one of the largest metals distribution and processing companies in North America based on revenues and tons sold.  The Company conducts its distribution business primarily in three metals segments:  service centers; energy sector pipe, tube, valves and fittings; and import/export.  For the year ended December 31, 2002, Russel Metals had consolidated revenues of $1.4 billion.

             The address of Russel Metals' head office is Suite 210, 1900 Minnesota Court, Mississauga, Ontario L5N 3C9, tel. no. (905) 819-7777, fax no. (905) 819-7409.  Unless the context otherwise requires, the term "Company" as used herein refers to Russel Metals and its subsidiaries.  All dollar references are in Canadian dollars unless otherwise stated.

HISTORY OF THE COMPANY

             Russel Metals Inc. (the legal entity) is the successor corporation to Federal Grain Limited, which was incorporated under the laws of Canada in 1929 and subsequently amalgamated with Searle Grain Company Limited on August 1, 1967 to continue under the name Federal Grain Limited. The name was changed to Federal Industries Ltd. on April 16, 1973 and the Company was continued under the Canada Business Corporations Act on May 5, 1980.  On June 1, 1995, the name was changed to Russel Metals Inc.  On January 1, 2002, Russel Metals Inc. was formed upon the amalgamation of its predecessor of the same name with A. J. Forsyth and Company Limited, a subsidiary with Canadian service center operations, and three non-operating subsidiaries.

BUSINESS OF THE COMPANY

General

              Russel Metals operates one of the two largest service center operations in Canada based on revenue and tons sold.  During 2002, the Company provided processing and distribution services to a broad base of approximately15,000 end users through a network of 42 Canadian and 4 U.S. locations. The Company's network of service centers carries a full line of metal products in a wide range of sizes, shapes and specifications, including carbon hot rolled and cold finished steel, pipe and tubular products, stainless steel and aluminum.  Russel Metals service centers purchase these products primarily from steel producers in North America and packages them in accordance with end user specifications.  End users typically require products in quantities that are smaller than the economic minimum order quantities available from producers, specialized processing services, a commitment to meet just-in-time delivery and flexibility to meet their changing product and manufacturing requirements.  The Company's service center operations service all major geographic regions of Canada and certain regions in the United States and accounted for $750.9 million, or 53%, of the Company's total revenue in 2002.

              The Company's energy sector distribution operations carry a more specialized and limited product line than the service centers and sell to a smaller energy-sector customer base.  These operations distribute pipe, tube, valves and fittings primarily to the energy sector, from 5 Canadian and 2 U.S. locations. Russel Metals' energy sector distribution operations accounted for $289.6 million, or 21% of the Company's total revenue in 2002.

              Russel Metals' import/export business exports North American steel products to international end users and imports foreign steel products into Canada and the United States.  The Company specializes in the import into North America of carbon steel plate, beams, channel, flat rolled products, rails and pipe products.  Russel Metals' import/export operations accounted for $348.1 million, or 25%, of the Company's total revenue in 2002.

Other revenue, representing 1% of the Company's total revenue in 2002, relates to the Company's coal handling terminal in Thunder Bay, Ontario.

Recent Developments

             On April 15, 2003, Russel Metals announced that it had entered into agreements with the principal shareholders of Leroux Steel Inc. ("Leroux Steel") pursuant to which Russel Metals agreed to make, and such shareholders agreed to support, offers to purchase all of the outstanding shares of Leroux Steel at a price of $6.30 per share, payable at the option of the holder in cash, common shares of Russel Metals or a combination thereof (subject to a cap on the maximum number of Russel common shares to be issued).  Russel Metals also announced that it would offer to purchase the outstanding convertible debentures of Leroux Steel at a price equal to par plus accrued interest, payable in cash.  The transaction, if successful, is expected to be completed at or about the end of June 2003.

DESCRIPTION OF THE BUSINESS

Industry Overview

              North American metal producers seek to remain competitive by developing and improving efficient, volume-driven production techniques.  These techniques require metal producers to focus on their core competency of high-volume production of a limited number of standardized metal products.  For this reason, they manufacture large volumes of steel, aluminum and specialty metals in standard sizes and configurations and generally sell only to end users who can order large quantities and tolerate relatively long lead times.

              At the same time, most end users of metal products have recognized the economic advantages associated with outsourcing their metal processing and inventory management requirements.  End users seek to reduce material costs, decrease capital required for inventory and equipment and save time, labour and other expenses by adopting just-in-time inventory management practices.  Service centers are able to bridge the gap between the capabilities of producers and the needs of end users by acquiring large volumes of metal from producers and packaging and processing the metal in accordance with end user specifications.  Russel Metals believes that many end users deal with service centers either because their purchases of metal products are smaller than the economic minimum order quantities available from the producers or because such end users require specialized metal processing services, a commitment to reliable just-in-time delivery and flexibility to meet their changing product and manufacturing requirements. Service centers also allow end users to reduce their total production cost by shifting the responsibility for pre-production processing to service centers which, through economies of scale, can more efficiently utilize the processing equipment.

              Russel Metals estimates that in 2002 the service center industry in Canada had total sales of approximately $3.5 billion.  The comparable estimate for the U.S. service center industry for 2002 is sales of approximately US $25 billion.

              Service centers are the largest category of customers of domestic steel producers in Canada and, as the table below illustrates, accounted for approximately 35% of the total volume of steel shipped domestically by Canadian steel mills in 2002 (up from approximately 31% in 1993).  The total annual tonnage shipped to Canadian service centers by Canadian steel mills increased 36% from 1993 to 2002.  The following table shows Canadian shipments (net of returned shipments) by Canadian steel mills to Canadian service centers and all other net domestic shipments by Canadian steel mills for the years indicated.  These figures do not include metal products other than steel (e.g., aluminum) that are also distributed by Russel Metals.

Net Domestic Shipments of Steel Mill Products by Canadian Steel Mills
(millions of metric tons)
	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002

Shipments to Cdn. Service Centers	2.99	3.26	3.28	3.57	3.81	3.48	3.85	3.80	4.02	4.06
All Other Shipments	6.72	7.40	7.03	7.57	7.92	7.87	8.22	8.20	7.53	7.59

Total Shipments	9.71	10.66	10.31	11.14	11.73	11.35	12.07	12.00	11.55	11.65

% to Service Centers	30.8%	30.6%	31.8%	32.0%	32.5%	30.7%	31.9%	31.7%	34.8%	34.8%

(Source: Statistics Canada)

              Russel Metals believes that the service center industry in the United States is consolidating and that most companies are small, owner-operated businesses with limited access to capital for modernization and expansion.  These owners traditionally have not had a viable exit strategy and have been left with limited liquidity options.  There has been significant consolidation in the industry in both the United States and Canada over the past decade and Russel Metals believes that this trend will continue as end users concentrate their purchases with fewer suppliers.

Competitive Strengths

Russel Metals believes that the following competitive strengths contribute to its success in the distribution industry:

              Leading Market Position.  The Company is one of the two largest service center operations in Canada. Russel Metals' 46 service center locations service approximately 15,000 end users in all regions of Canada and selected local markets in the United States, particularly Wisconsin and Ohio.  Each of Russel Metals' service centers strives to be a market leader in its core product lines in its geographic area.

              Russel Metals is among the largest purchasers of steel in Canada and through centralized purchasing achieves economies of scale in buying steel.  The Company has developed long-term relationships with Canada's largest steel producers, which enables it to ensure multiple sources for steel products and services. During 2002, Russel Metals' service center purchases were primarily from steel producers in North America.

              Management believes Russel Metals' steel import/export operation is one of the largest independent steel importers in North America, enabling the Company's service center operations to augment their product line offerings where product is not available or when the Company identifies an economic advantage available through buying abroad.

              Steel Import/Export Business Provides Unique Insight into Market Dynamics.  Through its steel import/export operations, the Company deals on a regular basis with suppliers in over 13 countries around the world.  As a result, the Company is able to monitor global steel supply and assess its impact on North American steel demand and pricing trends, as opposed to its competitors who do not have comparable operations.  This allows Russel Metals to manage inventories in its service center operations proactively. Given the particular importance of working capital management to steel service center businesses, management believes that this timely access to market information provides Russel Metals with a significant competitive advantage.

              Diversified Operations and Diverse Industrial Customer Base.  The Company operates in three distinct segments of the distribution business: service centers, energy sector and steel import/export. Russel Metals' end user base is diversified across a wide variety of industries, including machinery and equipment manufacturing, construction, shipbuilding, natural resources such as mining and petroleum, and limited exposure to the automotive sector.  Of Russel Metals' approximately15,000 service center end users in 2002, management estimates that no end user accounted for more than 2% of total revenue.

              Service and Product Selection.  Russel Metals benefits from an excellent reputation for quality and service.  It specializes in the distribution of a wide variety of plate, flat rolled, structural, bar and tubing products that are not commonly sold in small quantities directly to the end user by steel producers.  By carrying these products in a broad range of shapes and sizes, Russel Metals is able to respond quickly to end user demands.  Russel Metals also provides customized processing services to satisfy end user specifications.

              Experienced Management Team with Strong Bottom Line Incentives.  The Company's senior executives and other key members of its operating management team have substantial experience in the metals industry.  Members of Russel Metals' senior management team have, on average,28 years of experience in the metals distribution business.  Russel Metals' compensation policies have been designed to align the interests of senior management with those of the Company's shareholders.  Incentives for operations management are based on the profitability and asset utilization of the Company's business units.

Business Strategy

              Russel Metals' continuing objective is to be an aggressive, proactive, top performing metals distribution and import/export company with multiple business units, seeking to create value through diligent emphasis on bottom line performance and effective asset management at all levels of the organization. Russel Metals' priorities include:

              Managing Capital Growth and Utilization.  The Company has divested non-metals assets to reduce debt, repurchase common shares and fund both acquisitions and the working capital growth of its metals operations.  Russel Metals is also aggressively managing the working capital utilization of its metals operations emphasizing shorter accounts receivable days outstanding and higher inventory turns.  Also, during 2001 the Company divested the operations of Total Distributors and the Eagan location of I. Bahcall.  These divestitures resulted in a permanent reduction in capital, which can be utilized for acquisitions or growth within our profitable operations.

              Capturing Opportunities for Improving Operating Profits.  Management has identified opportunities for margin and operational improvement in its core geographic regions and is aggressively pursuing those opportunities.  Russel Metals continues the process of implementing a variety of initiatives that are intended to improve performance at its service center operations, including: (i) centralized purchasing for service centers; (ii) overhead reductions, mainly related to rationalization of manpower and facilities; and (iii) realization of certain cost savings through the reduction of delivery and inventory handling expenses.

              Continuing to Develop Higher Value Added Processing Capabilities.  Russel Metals has formed close alliances with certain of its end users in order to identify and fulfill their processing requirements and provide them with higher value added services.  Russel is providing more end user customers with finished parts and assemblies on a just-in-time basis.  In addition, Russel Metals has invested in newer processing technologies to meet end user demands.

              Expanding through Select Acquisitions.  The Russel Metals service center network in Canada is its most prominent asset and would be almost impossible to duplicate.  The A. J. Forsyth acquisition in October 2001 further strengthened this, providing a profitable foundation to further grow its operations in British Columbia.  Russel Metals has a major presence in most of the Canadian markets, and management feels that maintaining and growing from that strong position should be the primary strategic goal of our acquisition policy for service centers.  In order to strengthen the existing Bahcall operations the Company completed the acquisition of substantially all of the assets of the Milwaukee, Wisconsin service center formerly known as Williams Steel on September 9, 2002.  Russel Metals believes it requires stronger market positions in the Quebec and Ontario service center marketplace and is looking to make meaningful acquisitions in those markets.  In the energy sector the Company acquired Spartan Steel Products, a U.S. distributor of energy sector pipe in August 2001 and in September 2000, the Company acquired Triumph Tubular & Supply Ltd., a Calgary, Alberta distributor of oil country tubular goods.  In 2002, the import/export sector acquired Arrow Steel Processors, a coil processor of customer owned material, located at the Port in Houston, Texas.  Russel Metals continues to investigate acquisition opportunities that complement its existing operations.  On April 15, 2003, Russel Metals announced that it had entered into agreements with the principal shareholders of Leroux Steel Inc. pursuant to which Russel Metals agreed to make, and such shareholders agreed to support, offers to purchase all of the outstanding shares and convertible debentures of Leroux Steel.  The transaction, if successful, is expected to be completed at or about the end of June 2003.

              Decentralizing Operating Management Combined with Economies of Scale.  Russel Metals manages its businesses on a decentralized basis, with local management accountable for day-to-day operations, profitability and growth of the business.  Russel Metals believes that a decentralized structure, complemented by centralized purchasing in its service centers and tight financial controls, fosters an entrepreneurial culture in each of its businesses and allows Russel Metals to capitalize on goodwill, name recognition, end user relationships of its businesses, and the local and regional market knowledge of the operations staff.

              Provide Leadership for Employees through Progressive Health and Safety Practices.  The Company continues to elevate awareness of Health & Safety throughout the organization from the shop floor to the Board of Directors.  In 2002, as a result of proactive initiatives in this area, the number of accidents decreased by 33% and the accident severity as measured by the number of days lost improved 63% over the previous year.

Products, Services and Customers

Service Centers

              Russel Metals' Canadian service centers sell plate, flat rolled carbon and other general line steel products, as well as some stainless steel, aluminum and other non-ferrous specialty metal products. Russel Metals' U.S. service centers sell primarily general line carbon steel products.  General line steel products consist of plate, structurals, bars, sheet, pipe, tubing and hollow structural steel tubing.  General line steel and plate is used by end users in a wide variety of industries.  Within Canada, the service centers operate under the names Russel Metals, Métaux Russel, Drummond McCall, A. J. Forsyth and Vantage Laser.  Heavy gauge flat rolled operations are conducted by B&T Steel and McCabe, both located in Hamilton, Ontario. Russel Metals' U.S. service center operations are conducted under the names Russel Metals Williams Bahcall and Baldwin International.  The Williams Bahcall operations focus primarily on the distribution of general line carbon products through facilities in Wisconsin.  Baldwin International distributes specialty alloy products through its facility in Ohio.

              Russel Metals' service center operations also provide customized processing services to satisfy specifications established by end users.  By providing these services, as well as by offering inventory management and just-in-time delivery, Russel Metals enables end users to reduce their overall production costs and decrease capital required for raw materials and metals processing equipment.  Russel Metals' value added processes include, but are not limited to:

-	shearing, slitting and cutting to length -- the cutting of metal into smaller pieces or into narrower coils to create multiple coils;

-	laser, flame and plasma cutting -- the cutting of metal to produce various shapes or parts according to end user supplied drawings;

-	levelling -- the flattening of metal to uniform tolerances for proper machining;

-	tee-splitting -- the splitting of metal beams;

-	edge trimming -- a process which removes a specified portion of the outside edges of coiled metal to produce uniform width and round or smooth edges; and

-	cambering -- the bending of structural steel to improve load-bearing capabilities.

              Russel Metals' service center operations provide products and services to end users in a wide variety of industries, including machinery and equipment manufacturing, construction, shipbuilding and natural resources, such as mining and petroleum.  During 2002, no individual service center customer accounted for more than 2% of Russel Metals' total revenue.

              In 2002, Russel Metals service center segment handled an average of approximately 2,389 transactions per business day in its service centers with an average revenue of approximately $1,260 per transaction.  Typically, Russel Metals' service center sales are made on an individual purchase order basis.

Energy Sector Distribution

The energy sector distributes pipe, tube, valves and fittings primarily to the energy sector. Each business in this segment sells a distinct line of products. These businesses include:

Fedmet Tubulars-- a distributor of oil country tubular goods (OCTG) (which includes casing and tubing) and line pipe and related products. Fedmet Tubulars' sales office is located in Calgary, Alberta.

Triumph Tubular & Supply-- a distributor of oil country tubular goods. Triumph's sales office is located in Calgary, Alberta.

Comco Pipe and Supply Company-- a distributor of pipe, valve and fitting products. Comco Pipe and Supply specializes in the supply and distribution of pipe and fluid handling products to the energy, construction, manufacturing, pulp and paper and mining industries.  These products are distributed through facilities in Calgary and Edmonton, Alberta; Stonewall, Manitoba; and Guelph and Sarnia, Ontario.

Pioneer Pipe-- a distributor and processor of steel pipe products to the construction, oil and gas and ski industries in the Western United States.  Pioneer Pipe has facilities in Aurora, Colorado and Lindon, Utah.  Spartan Steel Products, a U.S. based supplier of steel pipe products to the energy sector headquartered in Evergreen, Colorado, operates as a branch of Pioneer Pipe.

              The energy sector distribution businesses sell a range of products to end users located primarily in Western Canada and the Western United States.  During 2002, no individual energy sector customer accounted for more than 4% of Russel Metals' total revenues.

Steel Import/Export

              Russel Metals' import/export business is conducted through Wirth Steel located in Canada and the Sunbelt Group located in the U.S.  These operations export North American steel products to international end users and import foreign steel products into Canada and the United States.  Revenues from these operations may vary substantially from year to year, depending primarily on general economic conditions in North America and in the export markets served by these operations.  The import/export operations take physical possession of the steel they acquire and Russel Metals has never incurred an operating loss in any fiscal year from its steel import/export operations.

              The Company specializes in the import into North America of carbon steel, plate, beams, channel, flat rolled products, rail and pipe products. Sales commitments for a significant portion of these products are obtained prior to their purchase or while the product is in production and transit. Products for which sales commitments have not been obtained are held in public warehouses for resale to North American service centers and other customers.

              Effective March 1, 2002, the Company purchased the operations of Arrow Steel Processors, a coil processor of customer owned material, located at the port in Houston, Texas.  Arrow Steel provides processing to Sunbelt as well as other customers.

During 2002, no individual steel import/export customer accounted for more than 2% of Russel Metals' total revenues.

Revenue by Product

The following table sets out the revenue by product based on revenues for the fiscal years ended December 31, 2002, 2001 and 2000.

Sales by Product Group

	Years Ended December 31,

(in thousands of dollars except percentages)	2002	% of Total	2001	% of Total	2000	% of Total

Carbon:
Plate (Discreet & Plate in Coil)	$ 342,666	24.4%	$ 304,112	21.7%	$ 355,767	23.2%
General Line:
Structurals (WF & I Beam, Angles,
Channels, HollowTubes)	256,721	18.3%	278,462	19.9%	284,844	18.6%
Bars (Hot Rolled and Cold Finished)	120,945	8.6%	94,441	6.7%	137,523	9.0%
Tubing/Pipe (Standard, Oil Country
Tubular Goods)	346,892	24.7%	388,729	27.7%	364,496	23.8%
Grating/Expanded	11,488	0.8%	11,215	0.8%	12,069	0.8%
Flat Rolled:
Sheet, strip & coil	118,392	8.5%	105,540	7.5%	133,439	8.7%
Wire Rods / Wire Products	-	-	6,160	0.4%	9,958	0.7%
Flanges, Fittings & Valves	49,866	3.6%	44,403	3.2%	37,995	2.5%

Total Carbon	1,246,970	88.9%	1,233,062	87.9%	1,336,091	87.3%
Total Non-Ferrous (Sheet, Extrusion,
Tubular Goods, Etc.)	95,512	6.8%	114,398	8.2%	147,482	9.6%
Other	60,793	4.3%	55,049	3.9%	47,405	3.1%

Total	$1,403,275	100.0%	$1,402,509	100.0%	$1,530,978	100.0%

Suppliers

              North American steel mills are Russel Metals' primary source of supply for the needs of its service centers.  In addition, the Company purchases steel from international sources when the product is not available or is not priced on a competitive basis domestically.  This includes circumstances where the particular product is in short supply or where North American mills do not produce the particular product. Russel Metals has developed an effective coordinated purchasing program that allows it to derive economies of scale through volume purchases, and also allows it to access metal supplies globally.  Substantially all of Russel Metals' purchases are made under standing purchase orders and the Company has no material long-term supply contracts. Russel Metals believes that alternate suppliers are available with respect to all of its product lines and the Company's service center operations generally maintain multiple suppliers for all product lines.

              The Canadian service center operations have over 200 suppliers and purchases from our four largest suppliersrepresented approximately 37% of the requirements of the Canadian service center operations in 2002. The Company believes that it is one of the largest purchasers from most Canadian steel mills. Russel Metals' U.S. service center operations have more than 40 suppliers with no significant exposure to any one supplier or mill.

              The primary sources of supply for the energy sector distribution businesses are either the pipe processing arms of North American steel mills or independent manufacturers of pipe and accessories.  During 2002, the largest single supplier of the energy sector represented approximately 21% of energy sector purchases.

              The steel import/export sector deals on a regular basis with suppliers in over 13 countries around the world.  In 2002, the largest single supplier represented approximately 26% of the purchases by the steel import/export segment.

Competition

              The service center segments' primary competitors in Canada are other service center organizations which are regional and local in geographic coverage. Its competitors in the United States are other service centers, which are national, regional and local in geographic coverage.  The service center industry is competitive, both in Canada and in the United States, with the basis of competition focused on price, product availability and quality, processing capability and on-time delivery.

              The energy sector distribution industry is very diverse and is made up of many small private companies each typically having a unique product offering.  Generally, companies in this industry are regional in geographic coverage and focus on specific market niches.  These companies typically carry a broad size range of their product line and competition is focused on price, product availability, product quality and on-time delivery.

              Russel Metals' steel import/export operations compete with other international steel importers and exporters as well as steel producers in the destination market. Competition is principally on the basis of price, product quality and availability, and terms of shipment (including freight costs, which vary and can be as much as 15% of the landed cost of a product).  The business is highly dependent on global economic conditions and on the relationships between Russel Metals and its international network of suppliers and customers.

              Russel Metals believes that its service center operations are favourably positioned with respect to its competitors for several reasons.  First, the geographic scope and diversity of Russel Metals' Canadian operations and the breadth of its product line allow it to service national and regional end users wherever they operate in Canada. Russel Metals believes that it is able to provide its Canadian end users with a wider range of products and more value-added services than many of its regional or local competitors.  Second, Russel Metals believes that its access to and contact with international markets through its steel import/export business not only provide it with certain purchasing and distribution advantages over many of its competitors but also enables the Company to better anticipate trends and opportunities in the domestic and international steel markets, allowing it to more proactively manage its inventory.

VOLATILITY OF METAL PRICES AND CYCLICAL NATURE OF BUSINESS

              The pricing and availability of raw materials used in Russel Metals' business, primarily steel and various specialty metals (such as aluminum), may fluctuate due to numerous factors beyond the control of Russel Metals, including Canadian, American and international economic conditions, trade sanctions, labour costs, supply side management policies of steel producers, competition and currency exchange rates.   Such fluctuations in availability and cost of raw materials may adversely affect Russel Metals' revenues, operating margin and net income.

              Russel Metals operates businesses that are substantially affected by changes in economic cycles and whose revenues and earnings vary with the level of general economic activity in the markets they serve.  In addition, some of Russel Metals' products are sold to industries that experience significant fluctuations in demand based on economic conditions, oil and gas prices and other factors beyond the control of Russel Metals.  Russel Metals' service centers maintain substantial inventories of metal to accommodate the just-in-time delivery requirements of its end users. Its commitments for metal purchases are generally at prevailing market prices in effect at the time Russel Metals places its orders. Russel Metals has no material long-term, fixed-price purchase contracts.  During periods of rising raw materials pricing, there can be no assurance Russel Metals will be able to pass such increases on to end users. When raw material prices decline, end user demands for lower prices and competitors' responses to those demands could result in lower sale prices and consequently, lower margins as Russel Metals uses existing inventory. Changing metal prices could adversely affect Russel Metals' revenues, operating margin and net income.  See "Management's Discussion and Analysis — Factors Affecting Results under each operating segment".

EXCHANGE RATE FLUCTUATION

              Although Russel Metals' financial results are reported in Canadian dollars, a portion of its revenues and operating costs are denominated in U.S. dollars. Significant fluctuations in relative currency values may adversely affect Russel Metals' consolidated results of operations.  While it is not Russel Metals' normal practice to enter into significant hedging arrangements, it may use futures and forward contracts to hedge in part against short-term fluctuations in currency; however, such activities provide only short-term protection against a limited portion of the Company's currency exposure.  Russel Metals may, from time to time, hedge a portion of its net exchange rate exposure under the U.S. denominated debt with respect to either or both of principal and interest by way of one or more swap transactions to Canadian dollars, to the extent management considers it reasonable to do so having regard to the then prevailing levels of Russel Metals' net assets located in the United States and its U.S. dollar revenues, and to the extent available on reasonable terms; however, such activities provide only short-term protection and there can be no assurance that they will be effective in insulating Russel Metals against exchange rate fluctuations.

ENVIRONMENTAL REGULATION

              Russel Metals and its operations are subject to a variety of federal, provincial, territorial, state and local environmental laws and regulations in Canada and the United States. Such laws and regulations relate to, among other things, the discharge of contaminants into water and air and into and onto land, the disposal of waste, the handling, storage and transportation of hazardous materials, the transhipment of coal and other commodities, and the storage of materials in underground tanks.  In particular, Russel Metals' divested operations included chrome plating facilities and the transportation and storage of petroleum products and hazardous materials, which may be considered to be contaminants if released into the environment.

              In Canada, while there are federal environmental statutes such as the Transportation of Dangerous Goods Act, 1992, the Canadian Environmental Protection Act, the Canada Shipping Act and the Fisheries Act, which apply to Russel Metals and its operations, each Canadian province and territory and most municipalities in which Russel Metals operates also enacts and enforces its own environmental laws.  In the United States, the primary federal regulatory laws to which Russel Metals is subject include the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act, the Clean Water Act, the Oil Pollution Act and the Hazardous Materials Transportation Act.  Russel Metals is also subject to environmental regulation at the state and local levels in the United States.

              In 1996, Russel Metals recorded significant reserves for known environmental liabilities with respect to its divested non metal operations.  The Company may also be required as a matter of law to satisfy, with respect to the government or third parties, the environmental liabilities related to divested businesses should the acquirers of the Company's divested businesses fail to fulfill their environmental obligations for events prior to divestitures.  Because of the potential existence of currently unknown environmental issues and frequent changes to environmental laws and regulations and the interpretation and enforcement of these laws and regulations, there can be no assurance that compliance with environmental laws, or remediation obligations under such laws, will not have a material adverse effect on Russel Metals in the future.

The Company believes that its current operating facilities are in material compliance with applicable environmental laws and regulations.

Present Actions

              The following paragraphs summarize significant environmental litigation, regulatory action and remediation in which Russel Metals is presently involved.  The anticipated expenditures on these sites all relate to discontinued operations and accordingly were provided for in the special charge to discontinued operations of $42.9 million taken by the Company at December 31, 1996.

Denton, Maryland

             Pursuant to a Consent Order, issued by the Maryland Department of the Environment (the "MDE") in 1987, and subsequently amended in April 1993, a non-operating subsidiary of Russel Metals is treating groundwater contaminated with volatile organic compounds from a former manufacturing facility on its property in Denton, Maryland.  The 1993 amendment to the Consent Order allows the subsidiary to focus the remediation project on localized areas of contamination.  The MDE has agreed in principle to the concept of terminating pump and treat remediation based on an assessment of risk if it can be shown that the risks to surrounding properties are sufficiently low.  In addition, Maryland legislation has recently been amended to recognize the use of risk based assessment, in certain situations, and MDE has verbally confirmed that the subsidiary's property qualifies under the program.  Russel Metals has conducted a preliminary risk assessment and has considered initiating a detailed risk assessment.  To date, approximately US$2.3 million has been expended in connection with the investigation and remediation of groundwater on this site. The annual cost to operate and maintain the treatment system is approximately US$40,000. Russel Metals anticipates that approximately US$1.2 million would be required in order to complete a detailed risk assessment and associated additional investigation/remediation of soil.  However, the results of such a risk assessment, or whether the MDE would require any further groundwater remediation on the property, cannot be predicted at this time.

Gary, Indiana

              In 1992, a subsidiary of Russel Metals entered into an Agreed Order with the Indiana Department of Environmental Management ("IDEM") requiring a limited assessment of soil and groundwater at its previously leased property in Gary, Indiana where the subsidiary, prior to the divesture of the business, operated a chrome plating facility.  The subsidiary has signed a further Modified Agreed Order that commits it to perform a Groundwater Evaluation Study Plan (the "GESP") and, if required by IDEM, a Groundwater Remediation Project. The GESP has been completed in stages, with interaction with IDEM at each stage.  The final stage has been submitted to IDEM for its review and comment.  IDEM has required certain remediation and monitoring measures, which have been partially implemented.  The monitoring program is ongoing, at an annual cost of approximately US$20,000, and discussions with IDEM continue to determine the degree of remediation that is necessary.  Approximately US$2.8 million has been expended to date in connection with the investigation, assessment and remediation of the soil and groundwater at the site.  Until the discussions with IDEM are completed, or until monitoring results satisfy IDEM that no further remediation is required, additional costs to complete the investigation and remediation of the site cannot be estimated with any certainty.  However, Russel Metals believes that such additional costs will continue for an indefinite period and will not likely be greater than US$1.0 million during that period.

Hamilton, Ontario

              Contamination was discovered in 1991 by a subsidiary of Russel Metals on its property in Hamilton, Ontario, resulting from its discontinued chrome plating operation previously carried on by a business unit which was divested in 1991.  The contamination, which consists primarily of chromium, was reported to the Ontario Ministry of Environment (the "MOE") and the local municipality.  The subsidiary retained environmental consultants to determine the extent of contamination on the site and on neighbouring properties and has developed a plan to deal with the contamination, which has been reviewed by the MOE.  This plan involves the use of a groundwater extraction and treatment system, which has been installed and is presently remediating both contamination on site and that caused by the subsidiary on neighbouring properties.  The subsidiary has proposed, and the MOE has accepted, certain actions to improve and accelerate the remediation, which were completed during 2002.  To date, approximately $2.9 million has been expended and the Company expects that the groundwater extraction and treatment will continue indefinitely at an annual cost of approximately $150,000.

Whitehorse, Yukon and Skagway, Alaska

              Prior to the sale of the petroleum business effective June 1, 1995, certain of Russel Metals' subsidiaries operated a petroleum distribution business in Alaska, Yukon and northern British Columbia including a petroleum pipeline between Whitehorse and Skagway.  Russel Metals continues to own properties in Skagway, Alaska and in Whitehorse, Yukon formerly used in connection with that business including petroleum tank farms.  The petroleum tanks and pipelines have been removed from these properties.  The surface clean-up of the Skagway property was started during 1999 and is now substantially completed.  A proposed remedial approach for the Whitehorse tank farm involving surface clean-up and long-term risk management is before the Canadian National Energy Board and the Yukon Territorial government for consideration.  To date, the Company estimates it has spent $7.8 million on both properties.  Until the discussions with the Canadian National Energy Board and the Yukon Territorial government are completed, and until the agreed monitoring schedule is completed, additional costs to complete the remediation of the sites cannot be estimated with any certainty.

              In addition, the purchasers of the White Pass petroleum distribution business, which was sold in 1995, have filed a complaint in Alaska against Russel Metals and a subsidiary ("WPT") relating to environmental contamination at the Whitehorse lower tank farm and a historical barrel washing pit sold by WPT as part of the sale of the petroleum distribution business.  The claim relates to petroleum hydrocarbons and also lead, zinc and other contaminants.  On October 5, 2000, an Order was filed by the Deputy Minister of Yukon Environment (YE) (formerly known as Yukon Renewable Resources) pursuant to Section 114(2) of the Environment Act (Yukon) against WPT, Russel Metals and other responsible third parties to investigate, establish a plan and restore this site.  As of March 20, 2002, YE vacated this Order; however, it has advised that it remains of the view that investigation and restoration remain necessary.  A proposed plan of investigation has been submitted to YE for their review, and it is anticipated that the investigation will take place during 2003.  The Company is unable to quantify its potential exposure at this time.

Potential Actions

The following relates to properties previously owned by former subsidiaries of Russel Metals.

              In 1997, Russel Metals transferred its Tri-Line Expressway trucking operations and the White Pass and Yukon Route railway operations to Tri-White, a wholly owned subsidiary of Russel Metals, and then disposed of all of the shares of Tri-White by way of a rights offering.  Under the terms of a reorganization agreement made as of November 28, 1997 between Russel Metals and Tri-White, Russel Metals retained a number of ongoing liabilities relating to the business acquired by Tri-White.  Such liabilities relate to specific claims made, or which may be made, against Tri-White and its subsidiaries relating to events which occurred prior to the reorganization.  The Company may also be required as a matter of law to satisfy, with respect to the government or third parties, the environmental liabilities assumed by Tri-White pursuant to the reorganization agreement should Tri-White fail to fulfill its contractual obligations under the reorganization agreement. Under the reorganization, Tri-White assumed environmental liabilities related to the railway and dock operations.

GENERAL DEVELOPMENT OF THE BUSINESS

              Effective September 1, 2000, the Company purchased Triumph Tubular & Supply Ltd., a Calgary, Alberta, distributor of oil country tubular goods.  In March 2000, the Company divested its remaining assets related to the Cashway business, a discontinued operation.

             Effective October 15, 2001, the Company purchased 100% of the shares of A. J. Forsyth and Company Limited, a Canadian service center operation located in British Columbia, for cash consideration of $22.0 million and assumed bank debt of $13.9 million.

             Effective August 16, 2001, the Company purchased 100% of the shares of Spartan Steel Products, Inc., a U.S. distributor of energy sector pipe, for cash consideration of $3.0 million and assumed bank debt of $3.3 million.

Effective October 9, 2001, the Company purchased 100% of the shares of 1377804 Ontario Inc., a Canadian service center operation located in Ontario, for cash consideration of $255,000.

On June 15, 2001, the Company divested the inventory and fixed assets of Total Distributors, which services the petrochemical and heat exchanger industries from Tulsa, Oklahoma.

             Effective March 1, 2002, the Company purchased the operations of Arrow Steel Processors, a coil processor of customer owned material, located at the port in Houston, Texas, for cash consideration of $4.4 million.

Effective September 9, 2002, the Company purchased substantially all of the assets of the Milwaukee, Wisconsin service center operation formerly known as Williams Steel for $17.0 million in cash.

            On April 15, 2003, Russel Metals announced that it had entered into agreements with the principal shareholders of Leroux Steel Inc. pursuant to which Russel Metals agreed to make, and such shareholders agreed to support, offers to purchase all of the outstanding shares and convertible debentures of Leroux Steel.  The transaction, if successful, is expected to be completed at or about the end of June 2003.

PROPERTIES

             Russel Metals has 55 warehouse facilities, 47 in Canada and 7 located in the United States.  Russel Metals also leases four sales offices in Canada andthreein the United States.  These sales offices distribute goods that are held in public warehouses or yards until sold.

Set forth below is certain information, as of March 31, 2003, with respect to Russel Metals' principal operating facilities.

Service Center Distribution
	Number of Facilities		Square Feet

	Owned	Leased	Owned	Leased	Total

Canada
British Columbia	2	7	16,000	189,180	205,180
Alberta	5	4	142,049	45,934	187,983
Saskatchewan	4	2	52,800	-	52,800
Manitoba	3	9	203,542	66,000	269,542
Ontario	3	-	164,689	337,631	502,320
Quebec	2	-	254,000	-	254,000
New Brunswick	2	-	32,000	-	32,000
Nova Scotia	1	-	56,000	-	56,000
Newfoundland	1	-	18,800	-	18,800

Total	20		939,880	638,745	1,578,625

United States
Wisconsin	1	2	28,000	184,000	212,000
Ohio	1	-	41,040	-	41,040

Total	2	2	69,040	184,000	253,040

EnergySector Distribution
	Number of Facilities		Square Feet

	Owned	Leased	Owned	Leased	Total

Canada
Alberta	1	1	45,000	8,100	53,100
Manitoba	-	1	-	28,000	28,000
Ontario	-	2	-	32,200	32,200

Total	1	4	45,000	68,300	113,300

United States
Utah	-	1	-	14,400	14,400
Colorado	-	1	-	800	800

Total	-	2	-	15,200	15,200

Steel Import/Export

United States
Texas	1	-	69,440	-	69,440

Other

             The remaining non-metals operation, Thunder Bay Terminals, covers an area of approximately 290 acres.  Most of the property is under long-term leases.  The coal handling system is located at the site and comprises a number of structures, including structures which trains enter to be unloaded, and ship docking facilities.  Coal storage structures and equipment are also located at the site.  All the structures and most of the equipment are owned by the Company.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The selected consolidated financial information set forth below is extracted from and should be read in conjunction with the audited consolidated financial statements of Russel Metals filed with Canadian securities regulators.

For the years ended December 31	2002	2001	2000

INCOME STATEMENT INFORMATION ($000)

Revenues	$1,403,275	$1,402,509	$1,530,978
EBITDA (Note 1)	85,603	65,284	80,387
EBITDA to sales %	6.1%	4.7%	5.3%
EBIT (Note 2)	70,411	50,621	66,142
EBIT to sales %	5.0%	3.6%	4.3%
Adjusted pre-tax earnings (Note 5)	50,348	27,604	42,293
Adjusted net earnings (Note 6)	30,747	16,479	23,900
Adjusted pre-tax earnings per share (Note 5)	1.32	0.73	1.03
Adjusted basic earnings per common share ($) (Note 6)	$ 0.75	$ 0.37	$ 0.53

BALANCE SHEET INFORMATION ($000)
Metals
Accounts receivable	$ 197,653	$ 192,244	$ 246,093
Inventories	329,415	265,417	290,991
Prepaid expenses and other assets	2,770	2,053	1,587
Accounts payable and accrued liabilities	(178,623)	(157,300)	(183,659)

Net working capital – Metals	351,215	302,414	355,012
Fixed assets	88,898	85,825	75,297
Goodwill	2,709	15,123	7,843

Net assets employed in metals operations	442,822	403,362	438,152
Other operating assets	24,750	26,434	25,230
Non-core and discontinued assets and liabilities	4,046	4,874	6,610
Net income tax assets and liabilities	768	13,326	16,013
Deferred financing charges	4,962	6,177	7,613
Pension and benefit liabilities	(9,590)	(9,242)	(9,143)
Other corporate assets and liabilities	(6,643)	(1,259)	(6,584)

Total net assets employed	$ 461,115	$ 443,672	$ 477,891

CAPITALIZATION ($000)
Bank indebtedness, net of cash	$ (3,927)	$ (17,151)	$ 12,311
Long-term debt	212,602	214,105	217,525

Total interest bearing debt	208,675	196,954	229,836
Preferred shares	30,000	30,000	30,000
Market capitalization (Note 4)	194,091	136,733	110,146

Total firm value	$ 432,766	$ 363,687	$ 369,982

OTHER INFORMATION
Common shareholders' equity ($000)	$ 222,440	$ 216,718	$ 218,055
Free cash flow (Note 7)	13,753	84,977	(18,253)
Capital expenditures ($000)	12,768	8,152	13,020
Depreciation and amortization ($000)	15,192	14,663	14,245
Adjusted interest ($000) (Note 3)	$ 20,324	$ 23,017	$ 23,849
Earnings multiple	6.80	10.40	5.50
Firm value as a multiple of EBIT	6.15	7.18	5.59
Firm value as a multiple of EBITDA	5.06	5.57	4.60
Interest bearing debt / EBITDA	2.44	3.02	2.86
EBITDA / Interest (Notes 2 and 3)	4.21	2.84	3.37
Market capitalization as a % of book value	87%	63%	51%
Interest bearing debt as % of net Metals working capital	59%	65%	65%
Return on capital employed (EBIT/net assets employed)	15.3%	11.4%	13.8%
Return on market capitalization (adjusted net earnings/Market cap.) (Note 2)	15.8%	12.1%	21.7%

Selected Consolidated Financial Information continued on next page.

SELECTED CONSOLIDATED FINANCIAL INFORMATION (continued)
For the years ended December 31	2002	2001	2000

COMMON SHARE INFORMATION
Ending outstanding common shares	38,057,001	37,981,501	37,981,501
Average outstanding common shares	38,024,034	37,981,501	41,068,870
Common share dividends paid	$ 6,466	$ 7,596	$ 5,854
Common share dividends	0.17	0.20	0.15
Book value per share ($)	5.84	5.71	5.74
Price range of stock ($)
Market price of common shares at December 31	5.10	3.60	2.90
High	5.49	3.90	4.95
Low	$ 3.46	$ 2.70	$ 2.75

NOTES:

The table includes a number of measures that are not prescribed by generally accepted accounting principles and as such may not be comparable to similar measures presented by other companies.  The definitions used for these measures are set out below:

1.	Earnings from continuing operations before deduction of interest, taxes, other costs, unusual items, depreciation and amortization.
2.	Earnings from continuing operations before deduction of interest, taxes, other costs and unusual items.
3.	Interest form 1998 - 1999 includes pretax interest on 9% Convertible Debentures recorded as dividends
4.	Outstanding common shares times closing market price of a common share at December 31.
5.	Earnings from continuing operations before taxes, other costs and unusual items net of taxes.
6.	Earnings from continuing operations before other costs and unusual items net of taxes.
7.	Cash from operating activities less capital expenditures

SUMMARIZED QUARTERLY CONSOLIDATED FINANCIAL INFORMATION

The consolidated financial information set forth below is extracted from and should be read in conjunction with the audited and unaudited consolidated financial statements of Russel Metals filed with Canadian securities regulators.

2002
	Three Months Ended				Year Ended

(Unaudited)	Mar. 31	June 30	Sept. 30	Dec. 31	Dec. 31

Revenues ($000)	$ 325,863	$ 351,523	$ 374,079	$ 351,810	$1,403,275
Earnings from operations ($000)	11,024	19,020	21,848	18,519	70,411
Earnings before taxes ($000)	5,884	14,829	16,108	10,778	47,599
Net earnings ($000)	3,514	9,102	9,980	6,640	29,236

Basic earnings per common share	$ 0.08	$ 0.22	$ 0.25	$ 0.16	$ 0.71
Adjusted earnings per common
share	$ 0.08	$ 0.21	$ 0.26	$ 0.20	$ 0.75

Market price of common shares
High	$ 4.28	$ 5.49	$ 5.25	$ 5.20	$ 5.49
Low	$ 3.46	$ 4.29	$ 4.10	$ 4.22	$ 3.46
Number of common shares traded	4,294,572	2,354,671	3,208,781	2,149,368	12,007,392

2001
	Three Months Ended				Year Ended

(Unaudited)	Mar. 31	June 30	Sept. 30	Dec. 31	Dec. 31

Revenues ($000)	$ 398,697	$ 352,831	$ 336,832	$ 314,149	$1,402,509
Earnings from operations ($000)	13,981	12,932	12,338	11,370	50,621
Earnings before taxes ($000)	6,164	(566)	6,051	4,093	15,742
Net earnings ($000)	3,602	(694)	3,540	2,160	8,608

Basic earnings per common share	$ 0.08	$ (0.03)	$ 0.08	$ 0.04	$ 0.17
Adjusted earnings per common
share	$ 0.10	$ 0.10	$ 0.09	$ 0.08	$ 0.37

Market price of common shares
High	$ 3.55	$ 3.74	$ 3.90	$ 3.68	$ 3.90
Low	$ 2.70	$ 3.00	$ 3.12	$ 3.25	$ 2.70
Number of common shares traded	4,797,624	2,619,819	1,367,335	1,988,062	10,772,840

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The selected financial information for the years ended December 31, 2000, 2001 and 2002 was prepared from the annual consolidated financial statements for those years.

             The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles.  Material differences from accounting principles, generally accepted in the United States are disclosed in Note 16 to the Consolidated Financial Statements.

The comparability of this information is affected by changes in accounting policies (see Note 2 to the Consolidated Financial Statements for 2002).

a)          The adoption of the new accounting standard for goodwill and other intangibles effective January 1, 2002.  As required by the standard, the Company performed a transitional goodwill impairment evaluation, which resulted in a transitional impairment loss charged to retained earnings of $15,123,000 at January 1, 2002.

b)          The adoption of the new accounting standard for business combinations effective July 1, 2001.  The Company has applied this new standard in its acquisitions subsequent to July 1, 2001 and the goodwill generated from these acquisitions is not amortized as required by the transitional provisions of the goodwill standard.

c)          The Company adopted the new Canadian accounting standards for earnings per share, foreign currency translation and stock-based payments effective January 1, 2001.  The implementation of these standards did not have a material effect on the Company' results of operations, financial position or cash flows.

d)          The adoption of the liability method of tax allocation for accounting for income taxes as provided under the new Canadian accounting standards effective January 1, 2000.  The cumulative effect of adopting the standard was an increase in net assets of $17,767,000, cumulative translation adjustment of $898,000 and retained earnings of $18,665,000.

For additional information on the selected financial information see the Management's Discussion and Analysis in the 2002 Annual Report to Shareholders.

MARKET FOR THE SECURITIES OF RUSSEL METALS

The Company's common shares and the Class II preferred shares, Series C are listed and posted for trading on The Toronto Stock Exchange.

DIVIDEND RECORD

The following table shows dividends paid on as per share basis on outstanding shares for the periods indicated.

	Years Ended December 31,
	2002	2001	2000

Class II preferred shares, Series C	$1.875	$1.875	$1.875

Common shares	$0.17	$0.20	$0.15

              Dividends on preferred shares are paid quarterly in equal instalments.  In April 2000, the directors adopted a dividend policy with $0.20 per share as the targeted annual level of dividend on common shares and authorized the payment of the first quarterly dividend of $0.05 per common share, payable June 15, 2000. Subsequent quarterly dividends were paid at that rate each quarter up to and including December 15, 2001.  The Company did not pay a common share dividend during the first quarter of 2002, due to restrictions associated with the Senior Notes.  The Company resumed payment of its quarterly dividend in the second quarter of 2002.  The Company increased its quarterly dividend by $0.01 to $0.06 per common share during the third quarter of 2002.  In the first quarter of 2003, the Company further increased the dividend to $0.07 per common share.  For more details on this restriction, see Dividends and Share Capital section of the Management' Discussion and Analysis included in the 2002 Annual Report to Shareholders.

EMPLOYEES

             As at December 31, 2002, Russel Metals had approximately 1,926 full-time and full-time equivalent employees.  Approximately 308 of these employees are located in the United States.  Russel Metals has 18 collective bargaining agreements covering 482 employees at 25 of the Company's 55 locations.  Through to the end of 2003, 6 collective bargaining agreements covering 152 employees will be renegotiated in anticipation of their expiry.  Russel Metals has maintained generally favourable relations with its employees. Since 2000, Russel Metals has experienced no work stoppages at any of its locations.  The Company has successfully renegotiated 18 collective agreements without work stoppages since 2000.

MAJOR SUBSIDIARIES

The following is a list of the major subsidiaries of Russel Metals at December 31, 2002, all of which are wholly owned.

Jurisdiction of incorporation

Corporate
FIL(US) Inc.	State of Alaska
RMI USA LLC	State of Delaware
Operations
Fedmet International Corporation	State of Delaware
Russel Metals Williams Bahcall Inc.	State of Delaware
Pioneer Steel & Tube Corp.	State of Delaware
Sunbelt Group, Inc.	State of Texas
Thunder Bay Terminals Ltd	Ontario
Triumph Tubular & Supply Ltd.	Alberta

MANAGEMENT'S DISCUSSION AND ANALYSIS

             Reference is made to the management's discussion and analysis of financial condition and results of operations of Russel Metals and its subsidiaries on pages 14 to 27 of the 2002 Annual Report to shareholders, which pages are incorporated herein by reference.

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets out certain information with respect to the directors and executive officers of Russel Metals as of the date hereof.

Name and municipality		Director
of residence	Office	Since	Principal Occupation

JAMES F. DINNING Calgary, Alberta	Director	February 17, 2003	Executive Vice President of TransAlta Corporation (electric generation and marketing company)

CARL R. FIORA Middletown, Ohio	Director	May 11, 1994	Corporate Director

ANTHONY F. GRIFFITHS Toronto, Ontario	Director and Chairman of the Board	May 14, 1997	Corporate Director

ROBBERT HARTOG Perkinsfield, Ontario	Director	May 14, 1997	President, Robhar Investments Ltd. (private investment company)

LISE LACHAPELLE Ile-des-soeurs, Quebec	Director	May 15, 1996	Corporate Director

JOHN W. ROBINSON Greensboro, North Carolina	Director	May 11, 1995	Corporate Director

ARNI C. THORSTEINSON Winnipeg, Manitoba	Director	May 10, 1985	President of Shelter Canadian Properties Limited (real estate development and management company)

EDWARD M. SIEGEL, JR. Westport, Connecticut	Director, President and Chief Executive Officer	May 6, 1998	President and Chief Executive Officer of the Company

Name and municipality		Director
of residence	Office	Since	Principal Occupation

BRIAN R. HEDGES Toronto, Ontario	Executive Vice President and Chief Financial Officer	-----	Executive Vice President and Chief Financial Officer of the Company

MARION E. BRITTON Mississauga, Ontario	Vice President, Controller and Assistant Secretary	-----	Vice President, Controller and Assistant Secretary of the Company

             During the last five years, all of the directors and officers have had the principal occupations indicated opposite their respective names, with the exception of L. Lachapelle who, prior to January 1, 2002 was President and CEO of the Forest Products Association of Canada and J. W. Robinson, who, prior to December 31, 1998 was President and CEO of SMP Steel Corp.

             A. F. Griffiths and R. Hartog are directors of Fairfax Financial Holdings Limited ("Fairfax").  Fairfax is the controlling shareholder of Hamblin Watsa Investment Counsel Ltd., which in turn holds approximately 25% of the outstanding common shares of the Company.

             E. M. Siegel, Jr., the Company's President and Chief Executive Officer is the only related (1)director.  He was elected a director on May 6, 1998.  None of the other directors has any material business or professional relationship with the Company.

             All directors serve one-year terms and are elected at the annual meeting of shareholders of the Company.  The term of office of each of the current directors of the Company will expire at the annual meeting of shareholders of Russel Metals to be held in April 2004.

             The Board of Directors delegates certain of its functions to four committees of the Board to facilitate more detailed consideration of certain issues.  Each committee is comprised entirely of unrelated directors.

             The Audit Committee meets quarterly to review the Company's financial statements, management's discussion and analysis and press releases.  The Audit Committee monitors the integrity of internal control and management information through discussions with management and regular meetings with the external auditors. In addition, the Committee reviews other public disclosure documents, including the annual information forms, registrations and prospectuses.  The members are:  J. F. Dinning, C. R. Fiora, R. Hartog (chair), and A. C. Thorsteinson.

(1)The Toronto Stock Exchange Guidelines provide that:  "An unrelated director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the corporation, other than interests and relationships arising from shareholding.  A related director is a director who is not an unrelated director".

             The Corporate Governance Committee develops comprehensive written mandates for each of the Board committees, monitors and evaluates the corporate governance system, recommends candidates for election to the Board and serves as a forum for concerns of directors which may not be appropriate for discussion in full Board meetings.  The members are:  J. F. Dinning, C. R. Fiora, and A. F. Griffiths (chair).

             The Management Resources and Compensation Committee reviews compensation policies for the Company's executive officers and is responsible for succession planning for the most senior members of management.  The members are:  A. F. Griffiths, R. Hartog, L. Lachapelle (chair), and J. W. Robinson.

             The Company has established an Environmental Management and Health & Safety Committee for the purpose of reviewing compliance policies and procedures in accordance with legislative and regulatory requirements with regard to environmental and health and safety issues.  The members are:  L. Lachapelle, J. W. Robinson (chair), and A. C. Thorsteinson.

             As at the date hereof, the directors and executive officers of Russel Metals as a group beneficially own, directly or indirectly, or exercise control or direction over 2% of the outstanding common shares.

             If any Director of the Company is, or within 10 years before the date of this annual information form has been, a director or officer of any other issuer that, while such Director was acting in that capacity, (a) was the subject of a cease trade or similar order, or an order that denied the other issuer access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days, the Company is required to state that fact and describe the basis on which the order was made and whether the order is still in effect; or (b) became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, the Company is required to state that fact.  To the knowledge of the Company, the only Director of the Company in respect of whom any such disclosure is required to be made is Mr. A. F. Griffiths.  In relation to part (a), Mr. Griffiths is a director of Brazilian Resources, Inc., which in a press release dated May 22, 2001 announced it would be late filing its audited financial statements for the year ended December 31, 2000 and its unaudited interim financial statements for the quarter ended March 31, 2001.  The Ontario Securities Commission ("OSC") issued an insider cease trade order effective May 30, 2001 and a general cease trade order dated July 23, 2001.  All required documents were filed by the Company on July 25, 2001 and the OSC recinded the trade orders.  Trading of the Company's common stock resumed on the Canadian Venture Exchange on August 2, 2001.  In relation to part (b), by reason of Mr. Griffiths acting as a director of Consumers Packaging and having previously acted as a director of each of Confederation Life Insurance Company and Peoples Jewellers Ltd.

ADDITIONAL INFORMATION

             Additional information, including directors' and officers' remuneration, principal holders of Russel Metals' securities, options to purchase securities and interest of insiders in material transactions, is contained in the Management Proxy Circular dated March 3, 2003 for Russel Metals' 2003 annual meeting of shareholders.

Additional financial information is provided in Russel Metals' comparative financial statements for the year ended December 31, 2002, contained in the 2002 Annual Report of Russel Metals.

             A copy of the foregoing documents together with a copy of this annual information form and any interim financial statements issued by Russel Metals subsequent to December 31, 2002 may be obtained on request to the Assistant Secretary, Russel Metals Inc., Suite 210, 1900 Minnesota Court, Mississauga, Ontario L5N 3C9.  These documents are also posted regularly to the Company's investor relations web site located at www.russelmetals.com.

             When the securities of Russel Metals are in the course of a distribution pursuant to a short-form prospectus or when a preliminary short-form prospectus has been filed in respect of a distribution of Russel Metals' securities, Russel Metals will provide to any person, upon request to the Assistant Secretary of Russel Metals at the address noted above, one copy of this annual information form, the 2002 Annual Report of Russel Metals, any interim financial statements of Russel Metals issued subsequent to December 31, 2002, the Management Proxy Circular dated March 3, 2003 and any other document that is incorporated by reference into the preliminary short form prospectus or the short form prospectus.